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                                                                Exhibit 99(a)(7)


                                 UNITED NEWS & MEDIA

FOR IMMEDIATE RELEASE
TO ALL CITY EDITORS                                              20 JANUARY 1999


               UNITED NEWS & MEDIA DOUBLES US MARKET RESEARCH PRESENCE

United News & Media's fast-growing market research and information company, United Information Group (UIG), has made an agreed offer to acquire Audits & Surveys Worldwide Inc. (Audits & Surveys), a market research company headquartered in New York, for $3.24 per share, a total cash consideration of $42.5 million. Audits & Surveys is traded on the American Stock Exchange under the symbol "ASW".

The acquisition, which will make a positive contribution to earnings in the first year, makes United Information Group one of the world's top 5 custom research organisations with about $240 million of revenues and doubles its size in the United States. The United States is the world's largest market for market research services and, with annual growth rates of about 10 per cent, one of the fastest growing. The move will greatly enhance the ability of UIG's UK subsidiary, NOP, to sell US market research to its established blue-chip clients while allowing Audits & Surveys to increase substantially the international products and services offered to its own US customers.

UIG is one of the world's leading providers of custom research and one of the largest market research and information companies in the UK. In the US, Mediamark Research Inc. (MRI) is the leading syndicated magazine readership agency, offering its rich database to media owners, advertising agencies and advertisers through traditional and electronic publishing, and Market Measures Inc. serves the healthcare industry with a range of research and information products. The group also includes Bruskin/Goldring Research, MIL Motoring Research, and companies serving a variety of markets in North America and Europe.

Audits & Surveys was founded in 1953 by its current Chairman, Sol Dutka, and has grown to become one of the largest market research companies in the United States, providing corporate clients with solutions to complex domestic and international marketing, strategy and policy problems. With services offered in over 80 countries, Audits & Survey' clients list is largely composed of household names such as Coca-Cola, IBM, Visa and Volvo.

Sol Dutka will continue as Chairman of the Audits & Surveys Worldwide Board of Directors. Lou Bender, President and COO of MRI, will become President and CEO of Audits & Surveys in addition to his present role. H. Arthur Bellows Jr., current President of Audits & Surveys Worldwide, will serve as a consultant to Audits & Surveys after completion of the transaction.

Jim Rose, CEO of United Information Group, said:

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"This move greatly enhances United Information Group's presence in the US market and allows Audits & Surveys to provide an expanded international service to its multinational clients. We are also delighted to benefit from the knowledge and experience of one of the long-time leaders of the research industry, Sol Dutka.

Sol Dutka, Chairman of Audits & Surveys, said:

"The combination of Audits & Surveys and United Information Group brings together two highly respected market research companies, each with an impressive list of blue-chip clients who can now be serviced even more effectively on a global basis."

Charles Gregson, Executive Director of United News & Media, said:

"This acquisition is an important step towards United News & Media's goal of creating a leading world-wide market information group."

Enquiries:

Ricardo Tejada           United News & Media      0171 921 5031
Richard Sauders          Cardew & Co.             0171 930 0777


NOTE TO EDITORS:

UNDER THE TERMS OF THE AGREEMENT, A SUBSIDIARY OF UNITED INFORMATION GROUP WILL ACQUIRE AUDITS & SURVEYS WORLDWIDE THROUGH A TENDER OFFER TO COMMENCE NO LATER THAN 26 JANUARY 1999. DR. SOLOMON DUTKA, FOUNDER, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER OF AUDITS & SURVEYS WORLDWIDE, AND CARL RAVITCH, EXECUTIVE VICE PRESIDENT OF AUDITS & SURVEYS WORLDWIDE, HAVE ENTERED INTO AN AGREEMENT TO SELL THEIR AUDITS & SURVEYS WORLDWIDE SHARES TO UNITED INFORMATION ACQUISITION CORP (UIAC) AT THE PRICE OF $3.24 PER SHARE. DR. DUTKA AND MR. RAVITCH HOLD APPROXIMATELY 49% OF THE COMMON STOCK OF AUDITS & SURVEYS WORLDWIDE. THE TRANSACTION IS NOT CONDITIONAL ON FINANCING. THE TENDER OFFER IS SCHEDULED TO CLOSE IN FEBRUARY AND IS SUBJECT TO REQUIRED REGULATORY REVIEWS. AS SOON AS PRACTICABLE FOLLOWING THE COMPLETION OF THE TENDER OFFER AND AFTER ANY REQUIRED APPROVALS BY SHAREHOLDERS, UNITED INFORMATION GROUP WILL CAUSE UIAC TO MERGE INTO AUDITS & SURVEYS AND ALL REMAINING COMMON SHARES WILL BE CONVERTED INTO THE RIGHT TO RECEIVE $3.24 PER SHARE.